120(2).77C

                                                                 Sub-Item 77C

                 Dreyfus BASIC U.S. Mortgage Securities Fund

               MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

      A Special Meeting of Shareholders of Dreyfus BASIC U.S. Mortgage Securities Fund (the "Fund") was held on December 18, 2002. Out of a total of 16,452,831.434 shares ("Shares") entitled to vote at the meeting, a total of 9,708,729.641 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Fund's outstanding Shares as follows:

     The Fund changed its investment objective from to provide high current income consistent with the preservation of capital to maximizing total return, consisting of capital appreciation and current income.


     Affirmative Votes                       Negative Votes

     8,776,825.648                           736,348.068